Exhibit 99.1

Sphere 3D and Rainmaker Worldwide Terminate Agreement to Acquire
Rainmaker Water Technology and Service Provider Agreements

Toronto, Canada - February 16, 2021 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company") announced today that the previously announced definitive Share Purchase Agreement (the "Agreement") for the acquisition of Rainmaker Holland BV ("Rainmaker Holland"), a wholly-owned subsidiary of Rainmaker Worldwide Inc. (OTC: RAKR) has been terminated.  No break-fee or termination costs were paid by either party.

"We have been working towards a transaction for quite some time now to acquire Rainmaker Holland. Over the last several weeks it has become increasingly apparent that the timelines to complete the transaction, including obtaining all necessary regulatory approvals, will be prolonged and the outcome uncertain", stated Peter Tassiopoulos, CEO of Sphere 3D.  "Despite the termination of the Agreement, the Company will continue to work with Rainmaker as a partner on certain opportunities for water-as-a-service offering, and in particular its projects in Turks & Caicos".

With the Agreements being terminated, the Company does not intend on making any of the proposed management changes or changes to its board of directors as previously announced. Peter Tassiopoulos will remain as the CEO of the Company and the current board, which was re-elected at the Company's Annual and Special Meeting of Shareholders held on February 11, 2021 consist of Vivekanand Mahadevan, Duncan J. McEwan, Cheemin Bo-Linn and Peter Tassiopoulos.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information on Sphere 3D please visit www.sphere3d.com .

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, inability to obtain additional debt or equity financing; any increase in cash needs; Sphere 3D's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of products; the level of success of collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports contained in filings with Canadian securities regulators (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contacts

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com